EXHIBIT 11.1

Cordia Corporation

Computation of Per Share (Loss) Earnings

(Unaudited)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2007	2006	2007	2006

Net (Loss)	$ (1,977,195)	$ (1,169,553)	$ (303,838)	$ (932,409)

BASIC EARNINGS (LOSS):

Weighted average number of common shares outstanding	5,664,305	5,596,117	5,611,473	5,626,874

Basic earnings (loss) per common share	$ (0.34)	$ (0.21)	$ (0.05)	$ (0.17)

DILUTED EARNINGS:

Weighted average number of common shares outstanding	5,664,305	5,596,117	5,611,473	5,626,874

Assumed conversion of preferred stock	-	-	-	-
Assumed exercise of stock options	-	-	-	-

Weighted average number of common shares
outstanding - as adjusted	5,664,305	5,596,117	5,611,473	5,626,874

Diluted earnings (loss) per common share	$ (0.34)	$ (0.21)	$ (0.05)	$ (0.17)